400 Howard Street
San Francisco, CA 94105
1-800-iShares (1-800-474-2737) www.iShares.com

March 25, 2015

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

RE:	iShares Trust (the “Trust”)
(Securities Act File No. 333-92935;
Investment Company Act File No. 811-09729)
Request for Withdrawl of Amendments

Ladies and Gentlemen:

Pursuant to Rule 477 under the Securities Act of 1933, as amended, the Trust hereby requests the withdrawal of the Trust’s post-effective amendments filed with respect to the following series of the Trust. Each post-effective amendment was filed on Form N-1A as referenced below and has not been declared effective by the Securities and Exchange Commission as of the date of this letter.

Registered Fund Name	Series Identifier	Post-Effective Amendment No.	Initial Filing Date
iShares MSCI Emerging Multi-Factor ETF	S000048621	1,293	1/9/2015
iShares MSCI USA with EM Exposure ETF	S000045084	1,039	1/31/2014
iShares MSCI World ex USA with EM Exposure ETF	S000045086	1,040	1/31/2014
iSharesBond 2019 Corporate ex-Financials Term ETF	S000044134	1,001	12/6/2013
iShares 2016 Investment Grade Corporate Financial Sector Bond ETF	S000040340	818	1/18/2013
iShares 2018 Investment Grade Corporate Financial Sector Bond ETF	S000040341	819	1/18/2013
iShares 2020 Investment Grade Corporate Financial Sector Bond ETF	S000040342	820	1/18/2013
iShares 2023 Investment Grade Corporate Financial Sector Bond ETF	S000040343	821	1/18/2013
iShares MSCI ACWI Investable Market Index Fund	S000038932	763	8/20/2012
iShares FTSE China A50 Index Fund	S000031851	502	1/25/2011
iShares Barclays Global Aggregate Bond Fund	S000038928	759	8/20/2012
iShares Barclays Global Aggregate ex USD Bond Fund	S000038929	760	8/20/2012

The Trust has also filed subsequent 485BXT filings for the sole purpose of extending the original effective date of the initial filings. Except with respect to iShares MSCI Emerging Multi-Factor ETF, the most recent 485BXTs were filed on March 12, 2015 and scheduled to become effective on April 10, 2015. With respect to iShares MSCI Emerging Multi-Factor ETF, the most recent 485BXT was filed on March 24, 2015 and scheduled to become effective on April 10, 2015.

Subsequent to the filings, the Trust decided not to go forward with the offerings of the funds as series of the Trust. No securities were sold in connection with the offerings.

If you have any questions, please call Benjamin Haskin of Willkie Farr & Gallagher LLP at (202) 303-1124.

Very Truly Yours,

iShares Trust

By:	/s/ Sarah M. Coutu
Sarah M. Coutu
Assistant Secretary

BlackRock Investments, LLC

By:	/s/ Edward Baer
Edward Baer
Managing Director